DESCRIPTION OF THE REGISTRANT’S 7.25% SERIES D
MANDATORY CONVERTIBLE PREFERRED STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the terms of our previously outstanding 7.25% Series D Mandatory Convertible Preferred Stock, par value $0.01 per share (our “Mandatory Convertible Preferred Stock”) is only a summary. This description is subject to, and qualified in its entirety by reference to, the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock, which we refer to as the “Certificate of Designations,” as well as our certificate of incorporation, which we refer to as our “Charter,” each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read the Certificate of Designations and the Charter for additional information.

For the purposes of this description, references to:

•	“Virtus,” the “Company,” “us,” “we” or “our” refer to Virtus Investment Partners, Inc. and not any of its subsidiaries;

•	“Business Day” refers to any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close; and

•	“close of business” refers to 5:00 p.m., New York City time, and “open of business” refers to 9:00 a.m., New York City time.

As of December 31, 2019, 1,150,000 shares of the Mandatory Convertible Preferred Stock were outstanding. On February 3, 2020, all 1,150,000 shares of Mandatory Convertible Preferred Stock converted (the “Conversion”) to 912,870 shares of the Company’s common stock, par value $0.01 per share (our “common stock”). Each share of Mandatory Convertible Preferred Stock converted to 0.7938 shares of common stock at a conversion price of $125.97 per share, subject to customary anti-dilution adjustments. The number of shares of common stock issued upon conversion was determined based on the volume-weighted average price per share of our common stock over the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding the mandatory conversion date. Consequently, as of the date of this Annual Report on Form 10-K, no shares of Mandatory Convertible Preferred Stock were outstanding.

General

Under our Charter, our board of directors is authorized to provide, without further stockholder action, for the issuance of up to 250,000,000 shares of preferred stock, each having a par value of $0.01 per share, in one or more series by filing a certificate of designations with the Secretary of State of the State of Delaware. Such certificate of designations may set forth the number of shares to be included in each such series, the designations, powers, preferences and rights of the shares of each such series of preferred stock and the qualifications, limitations and restrictions thereof, including the dividend rate, the redemption provisions, if any, the amount payable in the event of our voluntary or involuntary liquidation, winding-up or dissolution, restrictions on the issuance of shares of the same series or of any other class or series, the terms and conditions, if any, of conversion and the voting rights.

Prior to the Conversion, 1,150,000 shares of Mandatory Convertible Preferred Stock were outstanding. The Mandatory Convertible Preferred Stock was fully paid and nonassessable. The holders of the Mandatory Convertible Preferred Stock had no preemptive or preferential rights to purchase or subscribe for any class of our stock, obligations, warrants or other securities.

Ranking

Prior to the Conversion, the Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, ranked:

•
senior to (i) our common stock and (ii) each other class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock (which we refer to as the “Initial Issue Date”), the terms of which do not expressly provide that such class or series ranks either (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);

•
on parity with any class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series would rank on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”);

•
junior to each class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series would rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”); and

•	junior to our existing and future indebtedness.

In addition, with respect to dividend rights and distribution rights upon our liquidation, winding-up or dissolution, the Mandatory Convertible Preferred Stock was structurally subordinated to existing and future indebtedness and other obligations of each of our subsidiaries.

Listing

The Mandatory Convertible Preferred Stock was listed on the NASDAQ Global Market, or “NASDAQ”, under the symbol “VRTSP.”

Dividends

Prior to the Conversion and subject to the rights of holders of any class or series of any Senior Stock, holders of the Mandatory Convertible Preferred Stock were entitled to receive, when, as and if declared by our board of directors, or an authorized committee thereof, out of funds legally available for payment in the case of dividends paid in cash and shares of common stock legally permitted to be issued in the case of dividends paid in shares of common stock, cumulative dividends at the rate per annum of 7.25% of the Liquidation Preference (defined below) of $100.00 per share of the Mandatory Convertible Preferred Stock (equivalent to $7.25 per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to the limitations described below).

Dividends on the Mandatory Convertible Preferred Stock were paid quarterly on February 1, May 1, August 1 and November 1 of each year to, and including, February 1, 2020, commencing on May 1, 2017 (each, a “Dividend Payment Date”).

Such dividends were payable on the relevant Dividend Payment Date to holders of record of the Mandatory Convertible Preferred Stock as they appeared on our stock register at the close of business on the January 15, April 15, July 15 and October 15, as the case may be, immediately preceding the relevant Dividend Payment Date (each, a “Regular Record Date”), whether or not such holders early converted their shares, or such shares were automatically converted, after a Regular Record Date and on or prior to the immediately succeeding Dividend Payment Date. These Regular Record Dates applied regardless of whether a particular Regular Record Date was a Business Day. If a Dividend Payment Date was not a Business Day, payment was made on the next succeeding Business Day, without any interest or other payment in lieu of interest accruing with respect to this delay.

A full dividend period was the period from, and including, a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial dividend period commenced on, and included, the Initial Issue Date of the Mandatory Convertible Preferred Stock and ended on, and excluded, the May 1, 2017 Dividend Payment Date. The amount of dividends payable on each share of the Mandatory Convertible Preferred Stock for each full dividend period (subsequent to the initial dividend period) was computed by dividing the annual dividend rate by four. Dividends paid on the Mandatory Convertible Preferred Stock for the initial dividend period and any other partial dividend period were computed based upon the actual number of days elapsed during the period over a 360-day year (consisting of twelve 30-day months). Accordingly, the dividend on the Mandatory Convertible Preferred Stock for the initial dividend period was $1.8125 per share of Mandatory Convertible Preferred Stock (based on the annual dividend rate of 7.25% and a Liquidation Preference of $100.00 per share) and was paid on May 1, 2017 to the holders of record thereof on April 15, 2017. The dividend on the Mandatory Convertible Preferred Stock for each subsequent full dividend period was $1.8125 per share of Mandatory Convertible Preferred Stock (based on the annual dividend rate of 7.25% and a Liquidation Preference of $100.00 per share).

We made each payment of a declared dividend on the shares of Mandatory Convertible Preferred Stock in cash. All cash payments to which a holder of the Mandatory Convertible Preferred Stock was entitled in connection with a declared dividend on the shares of Mandatory Convertible Preferred Stock were computed to the nearest cent.

Dividend Stopper

Prior to the Conversion, the terms of the Mandatory Convertible Preferred Stock provided that so long as any share of Mandatory Convertible Preferred Stock remained outstanding, no dividend or distribution shall be declared or paid on our common stock or any other class or series of Junior Stock, and no common stock or any other class or series of Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid in full in cash, shares of our common stock or a combination thereof upon, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends upon, all outstanding shares of Mandatory Convertible Preferred Stock.

The foregoing limitation did not apply to:

•	any dividend or distribution payable in shares of common stock or other Junior Stock;

•
purchases, redemptions or other acquisitions of common stock, other Junior Stock or Parity Stock in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan, or acquisitions of shares of common stock surrendered, deemed surrendered or withheld in connection with the exercise of stock options or the vesting of restricted stock or restricted stock units); provided that the number of shares purchased to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount;

•	any dividends or distributions of rights in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; and

•
the deemed purchase or acquisition of fractional interests in shares of our common stock, other Junior Stock or Parity Stock pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged.

The phrase “Share Dilution Amount” means the increase in the number of diluted shares of our common stock outstanding (determined in accordance with U.S. GAAP, and as measured from the Initial Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to directors, employees and agents and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

The terms of the Mandatory Convertible Preferred Stock provided that when dividends on such shares (i) had not been paid in full on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from such Dividend Payment Dates, on a dividend payment date falling within a regular dividend period related to such Dividend Payment Date), or (ii) had been declared but a sum of cash or number of shares of our common stock sufficient for payment thereof had not been set aside for the benefit of the holders thereof on the applicable Regular Record Date, no dividends may be declared or paid on any shares of Parity Stock unless dividends were declared on the shares of Mandatory Convertible Preferred Stock such that the respective amounts of such dividends declared on the shares of Mandatory Convertible Preferred Stock and such shares of Parity Stock were allocated pro rata among the holders of the shares of Mandatory Convertible Preferred Stock and the holders of any shares of Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Company was required to allocate those payments so that the respective amounts of those payments for the declared dividend bear the same ratio to each other as all accumulated and unpaid dividends per share on the shares of Mandatory Convertible Preferred Stock and such shares of Parity Stock bear to each other (subject to their having been declared by our board of directors, or an authorized committee thereof, out of legally available funds); provided that any unpaid dividends on the Mandatory Convertible Preferred Stock continued to accumulate. For purposes of this calculation, with respect to non-cumulative Parity Stock, we were required to use the full amount of dividends that would be payable for the most recent dividend period if dividends were declared in full on such non-cumulative Parity Stock.

Redemption

Other than pursuant to the acquisition termination redemption (as described in the Certificate of Designations), the

Mandatory Convertible Preferred Stock was not redeemable. However, at our option, we were entitled to purchase or exchange the Mandatory Convertible Preferred Stock from time to time in the open market, by tender or exchange offer or otherwise. The acquisition termination redemption noted above did not occur.

Liquidation Preference

The terms of the Mandatory Convertible Preferred Stock provided that, in the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Mandatory Convertible Preferred Stock was entitled to receive a Liquidation Preference in the amount of $100.00 per share of the Mandatory Convertible Preferred Stock, or the “Liquidation Preference”, plus an amount equal to accumulated and unpaid dividends on the shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our stockholders, after satisfaction of liabilities to our creditors and holders of shares of any Senior Stock and before any payment or distribution is made to holders of Junior Stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Liquidation Preference, plus an amount equal to accumulated and unpaid dividends, whether or not declared, on the shares of Mandatory Convertible Preferred Stock and all Parity Stock were not paid in full, the holders of the Mandatory Convertible Preferred Stock and any other such Parity Stock were entitled to share equally and ratably in any distribution of our assets in proportion to their respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the Liquidation Preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the Mandatory Convertible Preferred Stock would have no right or claim to any of our remaining assets.

Neither the sale of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, would be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The Certificate of Designations did not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the Mandatory Convertible Preferred Stock even though it was substantially in excess of the par value thereof.

Voting Rights

The holders of the Mandatory Convertible Preferred Stock did not have voting rights other than those described below, except as specifically required by Delaware corporate law or by our Charter from time to time.

The terms of the Mandatory Convertible Preferred Stock provided that, whenever dividends on any shares of the Mandatory Convertible Preferred Stock had not been declared and paid for the equivalent of six or more dividend periods (including, for the avoidance of doubt, the dividend period beginning on, and including, the Initial Issue Date and ending on, but excluding, May 1, 2017), whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our board of directors would, at the next annual meeting of stockholders or at a special meeting of stockholders as provided below, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined below) then outstanding, would be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders as provided below, to vote for the election of a total of two additional members of our board of directors, or the “Preferred Stock Directors”; provided that the election of any such Preferred Stock Directors would not cause us to violate the corporate governance requirements of NASDAQ (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our board of directors would, at no time, include more than two Preferred Stock Directors.

In the event of a Nonpayment, the holders of at least 25% of the shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock were entitled to request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if our next annual or a special meeting of stockholders was scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors would be included in the agenda for, and would be held at, such scheduled annual or special meeting of stockholders). The terms of the Mandatory Convertible Preferred Stock provided that the Preferred Stock Directors would stand for reelection annually, at each subsequent annual meeting of the stockholders, so long as the holders of the Mandatory Convertible Preferred Stock continued to have such voting rights.

The terms of the Mandatory Convertible Preferred Stock provided that, at any meeting at which the holders of the Mandatory Convertible Preferred Stock are entitled to elect Preferred Stock Directors, the holders of a majority of the then outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock, present in person or represented by proxy, would constitute a quorum and the vote of the holders of a majority of such shares of the Mandatory Convertible Preferred Stock and other Voting Preferred Stock so present or represented by proxy at any such meeting at which there was a quorum would be sufficient to elect the Preferred Stock Directors.

As used in this exhibit, “Voting Preferred Stock” means any other class or series of our preferred stock, ranking equally with the Mandatory Convertible Preferred Stock as to dividends and to the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights for the election of directors have been conferred and are exercisable. Whether a plurality, majority or other portion in voting power of the Mandatory Convertible Preferred Stock and any other Voting Preferred Stock had been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the Mandatory Convertible Preferred Stock and such other Voting Preferred Stock voted.

The terms of the Mandatory Convertible Preferred Stock provided that, if and when all accumulated and unpaid dividends were paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment shall had been set aside (a “Nonpayment Remedy”), the holders of the Mandatory Convertible Preferred Stock would immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent Nonpayment. If such voting rights for the holders of the Mandatory Convertible Preferred Stock and all other holders of Voting Preferred Stock terminated, the term of office of each Preferred Stock Director so elected would terminate at such time and the authorized number of directors on our board of directors would automatically decrease by two.

The terms of the Mandatory Convertible Preferred Stock provided any Preferred Stock Director may be removed at any time, with or without cause, by the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above. In the event that a Nonpayment occurred and there was not a Nonpayment Remedy, the terms of the Mandatory Convertible Preferred Stock provided that any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, except in the event that such vacancy is created as a result of such Preferred Stock Director being removed or if no Preferred Stock Director remained in office, such vacancy may be filled by a vote of the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above; provided that the election of any such Preferred Stock Directors did not cause us to violate the corporate governance requirements of NASDAQ (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The Preferred Stock Directors would each be entitled to one vote per director on any matter.

The terms of the Mandatory Convertible Preferred Stock provided that, so long as any shares of Mandatory Convertible Preferred Stock remained outstanding, we would not, without the affirmative vote or consent of the holders of at least two-thirds in voting power of the outstanding shares of Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at an annual or special meeting of such stockholders:

•	amend or alter the provisions of our Charter so as to authorize or create, or increase the authorized amount of, any Senior Stock;

•
amend, alter or repeal the provisions of our Charter or the Certificate of Designations so as to adversely affect the special rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock; or

•
consummate a binding share exchange or reclassification involving the Mandatory Convertible Preferred Stock or a merger or consolidation of us with another entity, unless in each case: (i) the Mandatory Convertible Preferred Stock remained outstanding and not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent; and (ii) such Mandatory Convertible Preferred Stock remained outstanding or such preference securities, as the case may be, had such rights, preferences, privileges and voting powers, taken as a whole, as were not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Mandatory Convertible Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that in the event that a transaction would trigger voting rights under both the second and third bullet point above, the third bullet point would govern; provided, further, however, that:

•	any increase in the amount of our authorized but unissued shares of preferred stock;

•	any increase in the authorized or issued shares of Mandatory Convertible Preferred Stock; and

•	the creation and issuance, or an increase in the authorized or issued amount, of any other series of Parity Stock or Junior Stock,

would be deemed not to adversely affect the special rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock and would not require the affirmative vote or consent of holders of the Mandatory Convertible Preferred Stock.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would affect one or more but not all series of Voting Preferred Stock (including the Mandatory Convertible Preferred Stock for this purpose), then only the series of Voting Preferred Stock adversely affected and entitled to vote would vote as a class in lieu of all other series of Voting Preferred Stock.

Without the consent of the holders of the Mandatory Convertible Preferred Stock, we were entitled to amend, alter, supplement or repeal any terms of the Mandatory Convertible Preferred Stock to (i) conform the terms of the Mandatory Convertible Preferred Stock to the description thereof in the prospectus accompanying the Mandatory Convertible Preferred Stock or (ii) file a certificate of correction with respect to the Certificate of Designations to the extent permitted by Section 103(f) of the Delaware General Corporation Law.

Mandatory Conversion

As described above, on February 3, 2020, all 1,150,000 outstanding shares of Mandatory Convertible Preferred Stock converted to 912,870 shares of common stock. Each share of Mandatory Convertible Preferred Stock converted to 0.7938 shares of common stock at a conversion price of $125.97 per share, subject to customary anti-dilution adjustments. The number of shares of common stock issued upon conversion was determined based on the volume-weighted average price per share of our common stock over the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding the mandatory conversion date.

Transfer Agent, Registrar and Conversion and Dividend Disbursing Agent

Broadridge Corporate Issuer Solutions, Inc. was the transfer agent, registrar, conversion and dividend disbursing agent for the Mandatory Convertible Preferred Stock.